Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 13, 2013

Relating to Preliminary Prospectus dated June 5, 2013

Registration No. 333-188657

Common stock offered by PTC Therapeutics, Inc.	6,900,000 shares

Estimated initial public offering price	$13.00 to $16.00 per share

Over-allotment option	1,035,000 shares

NASDAQ Global Select Market Symbol	PTCT

Underwriters	J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Cowen and Company, LLC
Wedbush Securities Inc.

On June 13, 2013, PTC Therapeutics, Inc. (“PTC”) filed Amendment No. 3 to its Registration Statement on Form S-1 (File No. 333-188657) to update disclosures regarding fast track designation of ataluren that had been previously provided in PTC’s preliminary prospectus dated June 5, 2013 (the “Preliminary Prospectus”) contained in Amendment No. 2 to the Registration Statement.  The Preliminary Prospectus has been updated by Amendment No. 3 to the Registration Statement, which can be accessed through the following link: http://sec.gov/Archives/edgar/data/1070081/000104746913006950/a2215669zs-1a.htm.

Risk Factors

The following risk factor on page 35 of the Preliminary Prospectus has been revised to indicate that PTC has obtained fast track designation from the U.S. Food and Drug Administration (“FDA”) for ataluren only for the treatment of Duchenne muscular dystrophy caused by nonsense mutations (“nmDMD”). The revised risk factor reads as follows:

The fast track designation for ataluren may not actually lead to a faster development or regulatory review or approval process.

If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA fast track designation. We have obtained a fast track designation from the FDA for ataluren for the treatment of nmDMD. However, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw our fast track designation if the FDA believes that the designation is no longer supported by data from our clinical development program. Our fast track designation does not guarantee that we will qualify for or be able to take advantage of the FDA’s expedited review procedures.

Business

Ataluren

Overview

The second sentence of the third paragraph under the caption “Business — Ataluren — Overview” on page 80 of the Preliminary Prospectus has been revised to indicate that PTC has obtained fast track designation from the FDA for ataluren only for the treatment of nmDMD. The revised second sentence reads as follows:

The FDA has granted orphan drug designation to ataluren for the treatment of nmDMD and nmCF and fast track designation to ataluren for the treatment of nmDMD.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717; telephone: 866-803-9204; or Credit Suisse Securities (USA) LLC, or Credit Suisse Prospectus Department, One Madison Avenue, New York, NY 10010; telephone: 1-800-221-1037; email: newyork.prospectus@credit-suisse.com.